Exhibit 99.1

Bioceres Crop Solutions

Fiscal Third Quarter 2025

Financial and Operating Results
May 2025

Bioceres Crop Solutions

Bioceres Crop Solutions Reports

Fiscal Third Quarter 2025

Financial and Operational Results

Total revenues in 3Q25 were $60.6 million

3Q25 net loss was $1.6 million and Adjusted EBITDA1 was $9.0 million

ROSARIO, Argentina – May 21, 2025 – Bioceres Crop Solutions Corp. (Bioceres) (NASDAQ: BIOX), a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change, announced financial results for the fiscal third quarter ended March 31, 2025. Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards. All comparisons in this announcement are year-over-year (YoY), unless otherwise noted.

Financial & Business Highlights

●	Total revenues were $60.6 million in 3Q25, compared to $84.0 million for the same quarter last year, primarily due to an expected $15.7 year-over-year negative difference related to the accrual in 3Q24 of Syngenta’s initial downpayment.

●	Net cash flow generated by operating activities reached $23.3 million during 3Q25, an improvement of $40.7 million compared to 3Q24, driven by efficiencies in working capital management.

●	Operating profit was $0.9 million and net loss was $1.6 million. Adjusted EBITDA[1] for the quarter was $9.0 million.

●	Obtained EPA registration of Rinotec™ insecticide and nematicide platform, a game changing biological solution for integrated pest management.

Management Review

Mr. Federico Trucco, Bioceres´ Chief Executive Officer, commented: “Our third fiscal quarter is typically uneventful, as it falls in the off-season for most of our geographies. This year, however, it stands out for a non-P&L achievement: our exceptional cash flow performance. The $40 million improvement on a year-over-year basis reflects disciplined execution across the organization, and we are very pleased with the outcome.

An important contributor to our cash flow performance this quarter is the shift in our seed business strategy, which is also enabling a more focused approach. As we transition organizationally, we have exchanged some non-core traits and IP, streamlining third party royalty commitments and other obligations, and positioning us to better serve our partners and licensees. We also, implemented a significant reduction in operating expenses — mainly in seed production and commercialization — by transferring these activities to key customers. Some early benefits of these changes are already visible this quarter, with more expected in the quarters to come.”

1 Please refer to the “Use of non IFRS financial information” section at this end of this document on our use of Adjusted EBITDA and its reconciliation to the most comparable IFRS financial measure.

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Bioceres Crop Solutions

We are also very excited about the EPA approval of Rinotec in the US. We can now offer growers and partners a full suite of on-seed and on-field biological solutions — biocontrols and plant health alike — for both cash and row crops across the world’s largest agricultural markets. We have never been better positioned to put sustainable innovation with an agronomic edge in the hands of growers.”

Mr. Milen Marinov, Bioceres´ Chief Commercial Officer, added: "Rinotec technology is a novel platform for insect, nematode and mite control in row and specialty crops. With regulatory approvals now secured in both the US and Brazil, Rinotec will expand our presence in seed treatment, foliar and soil applied markets.  This innovation underscores our commitment to scalable, bio-based solutions that deliver strong agronomic performance with a lower environmental footprint. It exemplifies how innovation in biologicals can drive growth beyond the limits of traditional chemistry.”

Mr. Enrique Lopez Lecube, Bioceres´ Chief Financial Officer, noted: "We made strong progress in optimizing cash flow and realigning our cost structure to market conditions, despite this being a seasonally low quarter. After a challenging first half, it was crucial to drive progress in managing working capital and our efforts to tighten inventory management and accounts receivables yielded tangible results this quarter. Enhancing cash generation and ensuring efficient capital allocation— with working capital as a key component—is central to our strategy as we prepare to fully leverage our portfolio of biological solutions in normalized market conditions and as new product introductions gain traction.”

Key Financial Metrics
Table 1: 3Q25 Key Financial Metrics

(In millions of U.S. dollars)	3Q24	3Q25	%CHANGE
Revenue by Segment
Crop Protection	46.8	38.0	(19)%
Seed and Integrated Products	8.6	10.9	26%
Crop Nutrition	28.6	11.8	(59)%
Total Revenue	84.0	60.6	(28)%
Gross Profit	42.6	23.8	(44)%
Gross Margin	51%	39%	(1,142	)bps

	3Q24	3Q25	%CHANGE
GAAP Net income or loss	9.8	(1.6)	(116)%
Adjusted EBITDA[1]	21.1	9.0	(57)%

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	3Q24	3Q25	%CHANGE
Adjusted EBITDA[1]	21.1	9.0	(57)%
Adjustments to reconcile Adjusted EBITDA[1] to net cash flows	(16.2)	(6.8)	58%
Changes in Working Capital
Trade and other receivables	(16.0)	30.9	293%
Inventories and biological assets	(6.1)	13.5	320%
Trade and other payables	4.8	(20.8)	(534)%
Other working capital variations	(4.9)	(2.4)	51%
Net cash flows generated by operating activities	(17.4)	23.3	234%

3Q25 Summary: Third quarter revenue, gross profit and gross margin results reflect expected year-over-year declines, primarily related to the absence of the Syngenta downpayment accrual that had positively impacted both metrics in 3Q24. Usual third-quarter seasonal slowdown and reduced market activity in Argentina was reflected in sales performance, particularly in Crop Nutrition and Crop Protection.

The Company continues to take action to improve its cash flow performance and align its overall cost structure and balance sheet with current market conditions. After tightening inventory management in the first half of the FY, during the third quarter the Company focused on improving its accounts receivables performance — delivering strong operating cash flow. Net cash flow from operating activities reached $23.3 million during 3Q25, a $40.7 million increase compared to the year-ago quarter, primarily driven by inventory and accounts receivables management. The primary use of cash generated by operations was to reduce financial debt and bolster the cash position.

Adjusted EBITDA1 decreased in line with gross profit. The anticipated decrease in Crop Nutrition results was partially offset by a $7.5 million contribution on Other Income from actions taken under the new seed reorganization strategy. This contribution results from a beneficial exchange of intangible seed assets, as some non-core traits from the Company’s soybean tilling library have been exchanged in lieu of third-party royalty obligations and expanded geographical rights to continuing traits in the portfolio.

During the quarter, Bioceres obtained EPA registration of Rinotec, a game changing insecticide and nematicide platform, that will offer growers a powerful alternative to reduce reliance on traditional pesticides for row and specialty crops alike. With both U.S. and Brazilian registrations now in place, the Company is poised to capitalize on growing market opportunities in two of the world’s largest agricultural economies. The technology comes with agronomic and economic benefits suitable for conventional agriculture.

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Bioceres Crop Solutions

Fiscal Third Quarter 2025 Financial Results

Revenues
Table 2: 3Q25 Revenues by Segment

(In millions of U.S. dollars)	3Q24	3Q25	%CHANGE
Revenue by Segment
Crop Protection	46.8	38.0	(19)%
Seed and Integrated Products	8.6	10.9	26%
Crop Nutrition	28.6	11.8	(59)%
Total Revenue	84.0	60.6	(28)%

Revenues were $60.6 million in 3Q25, compared to $84.0 million in the same period last year. The 28% year-over-year decline reflects a combination of typical seasonal slowdown across most product categories, overall reduced market activity in Argentina, and an expected reduction of $15.7 million related to the Syngenta downpayment. This downpayment had been recognized as revenue in the third quarter of the past two years, but no amount was recorded in 3Q25, in line with the planned recognition schedule, as profits are now more evenly distributed throughout the year. The third quarter is seasonally the weakest of the year, with no planting activity in either hemisphere, further limiting revenue-generating opportunities during the period.

Crop Protection sales totaled $38.0 million, down 19% year-over-year, driven mainly by lower sales of non-core products in Argentina. With macroeconomic conditions now more stable in the country, market activity is more closely linked to the agronomic calendar, accentuating the typical seasonal slowdown of the third quarter. In contrast, proprietary technologies like adjuvants and bioprotection products, saw increased revenues in North America and some Latam geographies.

Seed and Integrated Products revenues were $10.9 million, compared to $8.6 million during the same quarter last year. The increase is primarily due to higher HB4 grain sales, as existing stocks continue to be sold off in line with the new model for the seed business and the prioritization of working capital management.

Crop Nutrition revenues were $11.8 million in 3Q25, compared to $28.6 million in the same quarter last year. This decrease was largely anticipated, as $15.7 million related to the Syngenta compensatory downpayment had been recognized in 3Q24, and no such amount was included in this year’s quarterly results. Profits from the Syngenta agreement are now more evenly distributed throughout the year. Excluding downpayment effect, inoculant revenues increased, though this was offset by weaker sales of micro-beaded fertilizers in Argentina, where the timing of purchasing by farmers followed the agronomic calendar rather than the macro-economic factors that had driven farmer purchasing behavior in previous years.

Overall, the decline in revenues this quarter was largely driven by the expected absence of the downpayment, compounded by a more pronounced seasonal behavior of the Argentine market.

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Bioceres Crop Solutions

Gross Profit & Margin
Table 3: 3Q25 Gross Profit by Segment

(In millions of U.S. dollars)	3Q24	3Q25	%CHANGE
Gross profit by Segment
Crop Protection	17.8	15.6	(12)%
Seed and Integrated Products	2.5	2.1	(17)%
Crop Nutrition	22.3	6.2	(72)%
Total Gross Profit	42.6	23.8	(44)%
Gross Margin (%)	51%	39%	(1,142	)bps

Gross profit totaled $23.8 million in 3Q25, compared to $42.6 million in the same period last year. The year-over-year decline reflects the same dynamic seen in revenues, as the anticipated $15.7 million difference related to the compensatory Syngenta downpayment flows directly from revenue to gross profit and explains almost the entirety of the change in Crop Nutrition’s gross profit.

In Crop Protection, gross profit was $15.6 million compared to $17.8 million the prior year. The modest decline in gross profit is consistent with top-line performance, while gross margin improved from 38% to 41%. The expansion reflects a favorable product mix within the segment, in line with the Company’s strategy to prioritize higher-margin proprietary technologies such as adjuvants and bioprotection solutions.

Gross profit for the Seed and Integrated Products segment was $2.1 million, compared to $2.5 million last year. The slight decline occurred despite higher segment revenue, as growth was primarily driven by the divestment of HB4 grain inventories, in line with the Company’s new seed business model.

Overall gross margin fell from 51% to 39% primarily due to the prior year comparison including the Syngenta downpayment, which carried a 100% gross margin.

Operating Expenses

Selling, General and Administrative Expenses: SG&A expenses totaled $26.2 million, compared $27.1 million in the same quarter last year. SG&A reflected one-time restructuring costs related to the Seeds business and other streamlined areas, while the associated OPEX benefits are expected to begin materializing in the 4Q25 and become more visible in FY26. The year-over-year quarterly reduction reflects the early effects of ongoing efforts to realign the Company’s cost structure in response to top-line pressure. These efforts are ongoing and aimed at improving cost efficiency over time.

D&A, share-based incentives and transactional expenses jointly amounted to $4.5 million compared to $5.1 million last year, with the decrease explained by lower share-based incentives.

Research and Development: total R&D expenses were $3.7 million in 3Q25, compared to $3.6 million in 3Q24. D&A and share-based incentives in R&D expenses were $1.7 and $1.6 million, respectively.

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GAAP Net Income & Adjusted EBITDA

Net loss was $1.6 million in 3Q25, compared to a net income of $9.8 million in the same quarter last year. The change was primarily driven by operating profit, reflecting the impact of the Syngenta downpayment accrual, and higher financial expenses. These effects were partially offset by a higher income tax benefit compared to the same period last year.

Adjusted EBITDA was $9.0 million in 3Q25, compared to $21.1 in 3Q24. The decline was driven by the expected decrease in gross profit from Crop Nutrition related to the Syngenta agreement downpayment accrual in the third quarter of the prior year. This impact was partially offset by Other Income performance, which reflected the beneficial exchange of non-core soybean traits and intellectual property assets for the prepayment of outbound royalties to third parties and the expansion of rights on selected technologies as part of the reorganization efforts in the Seeds business.

Financial Income and Loss

Table 4: 3Q25 Net Financial Result

(In millions of U.S. dollars)	3Q24	3Q25	%CHANGE
Interest expenses	(2.7)	(4.7)	(77)%
Financial commissions	(0.5)	(0.5)	0%
Changes in fair value, FX and other financial results	(1.2)	(1.3)	(9)%
Total Financial Result	(4.4)	(6.5)	(49)%

Total financial results reached $6.5 million in 3Q25, reflecting higher interest rates in Argentina and Brazil compared to 3Q24, and a comparison with a prior-year quarter that benefited from foreign exchange hedging gains.

Cash Flow and Balance Sheet Highlights

Table 5: Net Cash Flows Generated by Operating Activities

	3Q24	3Q25	%CHANGE
Adjusted EBITDA[1]	21.1	9.0	(57)%
Adjustments to reconcile Adjusted EBITDA[1] to net cash flows	(16.2)	(6.8)	58%
Changes in Working Capital
Trade and other receivables	(16.0)	30.9	293%
Inventories and biological assets	(6.1)	13.5	320%
Trade and other payables	4.8	(20.8)	(534)%
Other working capital variations	(4.9)	(2.4)	51%
Net cash flows generated by operating activities	(17.4)	23.3	234%

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Bioceres Crop Solutions

Net cash flow generated by operating activities reached $23.3 million during 3Q25, a $40.7 million increase compared to $17.4 million in cash required by operating activities during the third quarter of the prior year.

Continued just-in-time inventory management implemented in 2Q25 and divestment of grain inventory from the reorganization of the Seed business generated $13.5 million during 3Q25, compared to a $6.1 million cash requirement for inventory build-up in 3Q24. Strong focus on accounts receivables management generated $30.9 million in cash flow during the third quarter, compared to a negative $16.0 million outflow in the prior year. Importantly, improved cash flow from operating activities was achieved while reducing accounts payable by $20.8 million during 3Q25.

Controlled capital expenditure further supported the year-over-year improvement in free cash flow. While Adjusted EBITDA was lower compared to the same quarter last year, the strong improvement in cash flow highlights the company’s continued focus on operational efficiency and cash discipline.

Cash position at the end of the quarter benefited from these stronger cash flow dynamics and stood at almost $40.0 million by the end of the period, increasing both year-over-year as well as sequentially from 2Q25.

Table 6: Capitalization and Debt

(In millions of U.S. dollars)	As of March, 31
	2024	2025
Total Debt	242.8	256.8
Cash and Cash Equivalents	(16.4)	(38.5)
Other short-term investments	(16.5)	(0.9)
Debt net of cash, cash equivalents and other short-term investments	210.0	217.4

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Bioceres Crop Solutions

Fiscal Third Quarter 2025 Earnings Conference Call

Management will host a conference call and question-and-answer session, which will be accompanied by a presentation available during the webcast or accessed via the investor relations section of the company’s website.

To access the call, please use the following information:

Date: Wednesday, May 21, 2025

Please dial in 5-10 minutes prior to the start time to register and join. The conference call will be broadcast live and available for replay here and via the investor relations section of the company’s website here.

A replay of the call will be available through June 4, 2025, following the conference.

Toll Free Replay Number: 1-866-813-9403

International Replay Number: Click here

Replay ID: 819476

Time: 8:30 a.m. EST, 5:30 a.m. PST
US Toll Free dial-in number: 1-833-470-1428
International dial-in numbers: Click here
Conference ID: 274890
Webcast: Click here

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices.

The company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation Crop Nutrition and Protection solutions. Through its HB4® program, the company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit here.

Contact Bioceres Crop Solutions	Paula Savanti Head of Investor Relations investorrelations@biocerescrops.com

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include estimated financial data, and any such forward-looking statements involve risks, assumptions and uncertainties. These forward-looking statements include, but are not limited to, whether (i) the health and safety measures implemented to safeguard employees and assure business continuity will be successful and (ii) we will be able to coordinate efforts to ramp up inventories. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the company’s ability to achieve its strategic goals, including the uncertainties relating to the other factors that are described in the sections entitled “Risk Factors” in the company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

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Use of non-IFRS financial information

The company supplements the use of IFRS financial measures with non-IFRS financial measures. The non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and may be different from non-IFRS measures used by other companies. In addition, the non-IFRS measures are not based on any comprehensive set of accounting rules or principles. Non-IFRS measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS.

This non-IFRS financial measures should only be used to evaluate the company’s results of operations in conjunction with the most comparable IFRS financial measures. In addition, other companies may report similarly titled measures, but calculate them differently, which reduces their usefulness as a comparative measure. Management utilizes these non-IFRS metrics as performance measures in evaluating and making operational decisions regarding our business.

Adjusted EBITDA

The company defines adjusted EBITDA as net income/(loss) exclusive of financial income/(costs), income tax benefit/(expense), depreciation, amortization, share-based compensation, and one-time transactional expenses.

Management believes that adjusted EBITDA provides useful supplemental information to investors about the company and its results. Adjusted EBITDA is among the measures used by the management team to evaluate the company’s financial and operating performance and make day-to-day financial and operating decisions. In addition, adjusted EBITDA and similarly titled measures are frequently used by competitors, rating agencies, securities analysts, investors and other parties to evaluate companies in the same industry. Management also believes that adjusted EBITDA is helpful to investors because it provides additional information about trends in the company’s core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on results. Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

• Adjusted EBITDA does not reflect changes in, including cash requirements for working capital needs or contractual commitments.

• Adjusted EBITDA does not reflect financial expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other financial income.

• Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes.

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Bioceres Crop Solutions

• Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for these replacements.

• Although share-based compensation is a non-cash charge, adjusted EBITDA does not consider the potentially dilutive impact of share-based compensation; and

• Other companies may calculate adjusted EBITDA and similarly titled measures differently, limiting its usefulness as a comparative measure.

The company compensates for the inherent limitations associated with using adjusted EBITDA through disclosure of these limitations, presentation in the combined financial statements in accordance with IFRS and reconciliation of adjusted EBITDA to the most directly comparable IFRS measure, income/(loss) for the period or year.

Table 7:

3Q25 Adjusted EBITDA Reconciliation from Profit/(Loss) for the period

(In millions of U.S. dollars)	3Q24	3Q25
Profit/(loss) for the period	9.8	(1.6)
Income tax	(1.0)	(4.0)
Financial results	4.4	6.5
Depreciations & amortizations	4.9	6.1
Stock-based compensation charges	3.0	1.0
Transaction expenses	-	1.0
Adjusted EBITDA[1]	21.1	9.0

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Bioceres Crop Solutions

Unaudited Consolidated Statement of Comprehensive Income
(Figures in million of U.S. dollars)

	Three-month period ended 03/31/2025	Three-month period ended 03/31/2024
Revenues from contracts with customers	59.6	84.0
Initial recognition and changes in the fair value of biological assets at the point of harvest	1.0	(0.1)
Cost of sales	(36.7)	(41.3)
Gross profit	23.8	42.6
% Gross profit	39%	51%
Operating expenses	(29.8)	(30.7)
Share of profit of JV	(0.9)	0.9
Change in net realizable value of agricultural products	(0.2)	0.2
Other income or expenses, net	8.1	0.2
Operating profit	0.9	13.2
Financial result	(6.5)	(4.4)
Profit/(loss) before income tax	(5.6)	8.8
Income tax	4.0	1.0
Profit/(loss) for the period	(1.6)	9.8
Other comprehensive loss	(0.8)	0.2
Total comprehensive profit/(loss)	(2.4)	10.0

Profit/(loss) for the period attributable to:
Equity holders of the parent	(1.3)	9.3
Non-controlling interests	(0.3)	0.5
	(1.6)	9.8
Total comprehensive profit/(loss) attributable to:
Equity holders of the parent	(2.1)	9.5
Non-controlling interests	(0.3)	0.5
	(2.4)	10.0
Weighted average number of shares
Basic	62.8	62.8
Diluted	62.8	66.8

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Unaudited Consolidated Statement of Comprehensive Cash Flow
(Figures in million of U.S. dollars)

	Three-month period ended 03/31/2025	Three-month period ended 03/31/2024
OPERATING ACTIVITIES
Profit / (Loss) for the period	(1.6)	9.8

Adjustments to reconcile profit to net cash flows
Income tax	(4.0)	(1.0)
Financial results	6.5	4.4
Depreciation of property, plant and equipment	1.5	1.4
Amortization of intangible assets	2.9	2.8
Depreciation of leased assets	1.7	0.8
Transactional expenses	1.0	-
Share-based incentive and stock options	1.0	3.0
Share of profit or loss of joint ventures and associates	0.9	(0.9)
Provisions for contingencies	0.0	0.3
Allowance for impairment of trade debtors	(0.1)	0.2
Allowance for obsolescence	0.6	0.1
Initial recognition and changes in the fair value of biological assets	(1.0)	0.1
Changes in the net realizable value of agricultural products after harvest	0.2	(0.2)
Gain or loss on sale of equipment and intangible assets	(7.5)	(0.1)

Working capital variations
Trade receivables	31.5	(10.0)
Other receivables	(0.6)	(6.0)
Income and minimum presumed income taxes	(2.7)	(4.0)
Inventories and biological assets	13.5	(6.1)
Trade and other payables	(20.8)	4.8
Employee benefits and social security	(1.3)	(0.4)
Deferred revenue and advances from customers	0.5	(15.9)
Interest collected	1.0	0.2
Inflation effects on working capital adjustments	0.0	(0.4)
Net cash flows generated by (used in) operating activities	23.3	(17.4)

INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment	0.0	0.1
Proceeds from financial assets	5.1	-
Investment in financial assets	(4.4)	4.5
Purchase of property, plant and equipment	(1.3)	(1.7)
Capitalized development expenditures	(1.9)	(3.4)
Purchase of intangible assets	(0.0)	(0.9)
Net cash flows used by investing activities	(2.5)	(1.4)

FINANCING ACTIVITIES
Proceeds from borrowings	56.0	69.9
Repayment of borrowings and financed payments	(62.7)	(52.4)
Interest payments	(4.1)	(4.6)
Other financial proceeds or payments, net	0.0	(0.5)
Purchase of own shares	-	-
Leased assets payments	(1.9)	(1.4)
Cash dividend distributed by subsidiary	-	(0.0)
Net cash flows (used in) generated by financing activities	(12.7)	10.9

Net increase (decrease) in cash and cash equivalents	8.2	(7.9)

Inflation effects on cash and cash equivalents	0.0	(0.0)

Cash and cash equivalents as of beginning of the period	29.2	24.4
Effect of exchange rate changes on cash and equivalents	1.1	(0.2)
Cash and cash equivalents as of the end of the period	38.5	16.4

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